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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2001

                               SIMPLAYER.COM LTD.
                 (Translation of registrant's name into English)


                                  P.O. Box 295

                              Hatzor, Israel 10352
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F [X]           Form  40-F [ ]



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes [ ]                 No [X]



         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.




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     The attached PRESS RELEASE regarding layoffs and the winding down of operations was issued by the Company on April 2, 2001.


















































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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               SIMPLAYER.COM LTD.
                                                 (Registrant)


Date:   April 3, 2001                          By: /s/  Yoel Givol
        -------------                              ---------------------------
                                               Name:  Yoel Givol
                                               Title:  Chief Executive Officer




































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                                  EXHIBIT INDEX





     Exhibit No.              Description                                 Page
     -----------              -----------                                 ----

         1.                   Press release issued by the                   5
                              Company on April 2, 2001
                              regarding layoffs and the
                              winding down of operations










































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        SIMPLAYER.COM LTD. ANNOUNCES LAYOFFS, WINDING DOWN OF OPERATIONS



     STONEHAM, MA - APRIL 2, 2001 -- SimPlayer.com Ltd. (Nasdaq: SMPL), a technology and application provider for the sports media market, today announced that, due to market conditions, it has laid off all but five of its employees, and that it has commenced the winding down of its operations. The Company will be completing certain contractual commitments through April 2001, and will also be pursuing the potential disposition of its remaining assets.

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     CONTACT INFORMATION:

                                                     Yoel Givol
                                                     SimPlayer.com Ltd.
                                                     781/743-2107
yoel@simplayer.com


































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